Exhibit 99.2

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario L4G 7A9

MI DEVELOPMENTS INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Tuesday, March 29, 2011

REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102 § 11.3)

1.
Arrangement Resolution – the special resolution approving the plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving MI Developments Inc., ("MID"), its shareholders and the other parties thereto, as more particularly described and set forth in the Management Information Circular of MID dated February 22, 2011 (the "Circular"), the releases of certain parties and the transactions contemplated by the arrangement agreement dated January 31, 2011 among MID, 445327 Ontario Limited and the Stronach Trust, the full text of which is set forth in Appendix A to the Circular.

Class A Subordinate Voting Shares and Class B Shares, voting together

For	35,951,544 Class A Subordinate Voting Shares (representing 35,951,544 votes) 534,573 Class B Shares (representing 267,286,500 votes)	98.08%	Against	5,686,656 Class A Subordinate Voting Shares (representing 5,686,656 votes) 500 Class B Shares (representing 250,000 votes)	1.92%

The Arrangement Resolution was approved by at least two-thirds of the votes cast by holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting.

Class B Shares

For	534,573 Class B Shares	99.91%	Against	500 Class B Shares	0.09%

The Arrangement Resolution was approved by at least two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting.

Minority Class A Subordinate Voting Shares

For	35,900,744 Class A Subordinate Voting Shares	86.33%	Against	5,686,656 Class A Subordinate Voting Shares	13.67%

The Arrangement Resolution was approved by at least a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders (as defined in the Circular).

Minority Class B Shares

For	144,397 Class B Shares	99.65%	Against	500 Class B Shares	0.35%

As approved by at least a simple majority of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to B Shares held by Interested Class B Shareholders (as defined in the Circular).

2.	Election of Pre-Closing Directors

Each of the nominees set forth in the Circular as Pre-Closing Directors and as set forth below was elected to hold office commencing immediately following the meeting until the earlier of (i) the time immediately prior to the effective time of the Arrangement, and (ii) the next annual general meeting of shareholders of MID or until successors are elected or appointed in accordance with applicable laws and MID's by-laws:

Franz Deutsch

Benjamin J. Hutzel

Manfred Jakszus

Dennis J. Mills

Heribert Polzl

Frank Stronach

Lorne Weiss

Senator Rod A.A. Zimmer

3.	Election of Post-Closing Directors

Each of the nominees set forth in the Circular as Post-Closing Directors and as set forth below was elected to hold office commencing immediately prior to the effective time of the Arrangement until the next annual general meeting of shareholders of MID or until successors are elected or appointed in accordance with applicable laws and MID's by-laws:

Michael Brody

Peter Dey

Barry Gilbertson

William Lenehan

Gerald J. Miller

Scott I. Oran

G. Wesley Voorheis

4.	Appointment of Auditor

The re-appointment of Ernst & Young LLP as the independent Auditor of MID, based on the recommendation of the Audit Committee of the Board of Directors and authorization of the Audit Committee to fix the Auditor's remuneration.
Approved

The vote on each of the Election of Pre-Closing Directors, Election of Post-Closing Directors and Appointment of Auditor was conducted by way of show of hands as proxy tabulation made it evident that no ballot would be required, and no ballot was requested by any shareholder or valid proxy holder.

MI DEVELOPMENTS INC.

By:	/s/ Vito Ciraco
Vito Ciraco
Vice-President and Associate General Counsel